<u>Mail Stop 4561</u>

July 18, 2008

Larry A. Goldstone
Chief Executive Officer and President
Thornburg Mortgage, Inc.
150 Washington Avenue, Suite 302
Santa Fe, New Mexico 87501

Re: Thornburg Mortgage, Inc.
Schedule 14A
File No. 1-11914
Filed on July 10, 2008

Dear Mr. Goldstone:

        We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that you are relying on the Section 3(a)(9) exemption for the issuance of the common stock in exchange for the preferred stock. We also note, however, that you have hired Georgeson Inc. to act as information agent and that Georgeson will receive compensation for that service. Please provide a detailed analysis of why the Section 3(a)(9) exemption is available for this exchange given the compensation to be paid to your information agent.

2.   Please provide the information required by Items 303, 304, and 305 of Regulation
        S-K or tell us why you believe the disclosure is not required. Refer to Items 12(f)
        and 13(a) of Schedule 14A.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any questions, please call Byron N. Cooper at (202) 551-3473 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Karen A. Dempsey (*via fax*)